Exhibit (a)(13)

February 18, 2014

Dear Glyn:

I am writing to follow up my telephone conversation with Chris O’Kane on January 30th, as well as subsequent email exchanges on February 4th and February 13th. As I described in my initial conversation with Chris, we would like to discuss a strategic transaction between Endurance and Aspen. Since you and Chris have initially declined to meet us without any further explanation, I feel compelled to put forth a specific proposal in writing for your Board’s consideration.

We are convinced that a transaction between our two organizations presents a unique opportunity for our respective shareholders—one that is simply too compelling not to act upon. We believe that now is the time for our companies and advisors to engage in productive discussions to bring this about, and we are fully committed to accomplishing a transaction that we believe will offer superior value to your shareholders.

In this letter, we wish to provide you with: (i) an articulation of our view of the strategic and financial merits of a transaction; (ii) an outline of the key terms of our proposal; (iii) an overview of Endurance and our partners; (iv) a discussion of our approach to the transaction; and (v) a proposal for next steps and a timetable that we believe works for both parties. We trust that this letter conveys the thorough and serious approach that we have undertaken to ensure a successful consummation of this transaction and delivery of value to your shareholders, and that Aspen’s directors will give serious consideration to this proposal in accordance with their fiduciary duties.

The Opportunity

We see this opportunity as a unique, transformative transaction that can accelerate our joint development into a global leader. We have devoted significant resources, both internal and external, to assessing this transaction over the past several months. We have great respect for Aspen’s people and franchise, and it is our strong view that this transaction will create significant opportunities for the combined company, including:

•	Increased scale and market presence: On a combined basis, the companies will have over $5.0 billion of shareholders’ equity and over $5.0 billion of annual gross premiums, a size equal to or greater than many of our key competitors. This would create an enterprise of both scale and broad expertise well positioned to capitalize on the critical distribution relationships within its global markets and more effectively able to compete in an increasingly challenging market environment.

•	Diversified platform across products and geographies: While Endurance and Aspen share certain common businesses, the relative weighting of each is quite complementary. Aspen’s core strength in the London insurance market—including through Lloyd’s—is an area where Endurance has limited presence. In addition, while Endurance has a leading agriculture insurance business in the U.S., Aspen has a historical strength in marine & energy lines. These are just a few examples where each company’s relative strengths are a natural fit and where, on a combined basis, the two companies can form a market leader of significant importance to brokers and customers.

•

Enhanced profitability: While the primary strategic rationale for this transaction is the enhanced scale and diversification evident in the combined company, as described above, this transaction will also enable significantly improved profitability.

Through a combination of proven management and industry-wide underwriting expertise across the combined businesses, cost efficiencies across a larger platform and elimination of duplicative resources, we believe there would be a significant improvement in profitability compared with what either company could achieve on its own for the foreseeable future.

•	Strengthened balance sheet and capital position: With a combined book value of $5.0 billion and total capital of $7.4 billion, the combination of Endurance and Aspen will meaningfully enhance their capital position, which will allow the combined company to more meaningfully pursue growth opportunities as well as being better equipped to withstand volatility. We also believe the added diversification of the business has the potential to create capital efficiencies. Through the unique combination of our businesses we also believe this added diversification, significantly increased size, as well as the combined strength of reserves and investments from both companies, will be viewed very favorably by rating agencies.

Key Transaction Terms

As an indication of our strong interest in pursuing a transaction, we are pleased to set forth below the key terms of our proposal:

1.	Purchase Price: Endurance proposes to acquire 100% of the common equity of Aspen on a fully-diluted basis for a price of $47.50 per share. We believe our proposal represents a premium valuation meaningfully in excess of the standalone potential value to Aspen shareholders:

•	24% premium to Aspen’s volume weighted average price of $38.34 for the 30 days ended February 14, 2014

•	15% premium to Aspen’s all-time high price of $41.43 on December 31, 2013

•	1.2x December 31, 2013 BVPS, a five year high for Aspen

•	13.3x estimated 2014 consensus earnings

2.	Form of Consideration: Each Aspen shareholder would have the ability to elect to receive cash or Endurance common shares for their Aspen shares, subject to a customary proration mechanism. We propose a consideration mix that includes 40% in cash, as follows:

	$ billings	% of total
Cash	$1.24	40%
Endurance common shares	$1.85	60%

Total Consideration[1]	$3.09	100%

(1)	Total consideration assumes 65.0 million fully diluted Aspen common shares at closing.

The cash component will be satisfied from our substantial cash resources including a signed equity commitment from certain funds (“CVC Funds”) advised by CVC Capital Partners Advisory (U.S.), Inc. and its affiliates (“CVC”) and an affiliated investment vehicle of GIC Special Investments Pte. Ltd. (“GICSI”), available cash and debt capacity.

The cash/stock election enables Aspen shareholders electing stock consideration to realize significant additional value creation over the medium and long-term and greater market liquidity, while those Aspen shareholders electing cash will realize a significant premium to Aspen’s current stock price. The significant cash component of our proposal and the improved strategic and financial profile of the combined company, including meaningful improvements in underwriting profitability, present a compelling value proposition for Aspen shareholders.

3.	Financing Certainty: All financing will be firm at signing. We have received an equity commitment letter from CVC Funds and GIC for an equity investment of $1.05 billion, a copy of which we can share with you immediately upon commencement of discussions regarding a transaction.

Endurance and its Recent Initiatives

Endurance is a strong insurance and reinsurance franchise, with a history in some ways similar to that of Aspen. Endurance was formed and initially capitalized in 2001, and has grown its book value per share (including dividends) by 11% annually since inception. As of December 31, 2013, we had $3.4 billion of total capital, and a portfolio of approximately $2.0 billion of annual net premiums written. Our book of business is well diversified between insurance and reinsurance, as well as short-tail and long-tail lines of business, with a focus on specialty lines of business. Our balance sheet is strong, with prudent reserves that have been a source of value historically and a conservative AA rated investment portfolio. Further, we have an A (Excellent) rating from A.M. Best and an A (Strong) rating from Standard and Poor’s, which also includes an assessment of our Enterprise Risk Management as Strong.

Upon my joining the company in May 2013 as Chairman and CEO, we commenced a rapid and thorough transformation of Endurance’s strategy and structure, resulting in a leading specialty insurer and reinsurer with greater scale and relevance in the market. We have significantly enhanced the leadership team and expanded operational talent, and we have also refocused Endurance’s underwriting objectives and rebalanced its underwriting portfolio. In addition, we have meaningfully improved our positioning in many key business lines. Lastly, our operations have been fundamentally restructured to improve efficiency and generate significant ongoing cost savings.

Our Partners

As described above, our transaction terms include a substantial amount of cash for your shareholders, a significant portion of which will be funded through an investment of common equity in Endurance by CVC Funds and GICSI. We are pleased to have such high quality partners, and we think a commitment of this size for a minority investment in a public company is a great validation of our business and the compelling aspects of this transaction.

CVC is one of the world’s leading private equity and investment advisory firms. Founded in 1981, CVC has raised over $60 billion from a diverse and loyal investor base, with CVC Funds completing over 300 investments in a wide range of industries and countries across the globe, with an aggregate transaction value of $120 billion. CVC has significant experience in financial services investments, including the acquisition of Brit Insurance, the fifth largest Lloyd’s company, in 2011. While at a prior firm, members of the CVC team were lead or co-lead investors in numerous property and casualty insurance transactions, including Aspen, Axis Capital, Harbor Point and Montpelier Re, among others. We believe CVC’s deep insurance experience makes it an ideal partner for the proposed transaction.

GIC Pte. Ltd. (“GIC”) is a sovereign wealth fund established in 1981 to manage Singapore’s foreign reserves. With a network of nine offices in key financial capitals around the world, GIC manages well over $100 billion in equities, fixed income, money market instruments, real estate and special investments. GICSI, the private equity arm of GIC, is one of the world’s largest private equity investors and manages a multi-billion dollar portfolio of fund investments and direct investments in companies.

Our Approach to the Transaction

We are well aware of the seriousness of this undertaking and the impact on our companies and employees, as well as the customers we will serve. Our familiarity with your company and business lines based on available public information gives us great confidence that we can jointly effect a quick and smooth integration. We have developed what we think is a constructive set of guiding principles for a transaction with Aspen:

•	Aspen’s team is crucial to the success of the combined company. We are impressed with the management team and the track record of success that you and your team have created. The retention of key members of the Aspen management team, underwriters and employees will be critical to the success of the combined business.

•	Respect for Aspen’s heritage and deep customer relationships. We have great respect for the Aspen franchise and its relationships with its key customers, as reflected in the purchase price we are willing to pay. As a result, we envision working together to ensure the continued development of Aspen’s customer and broker relations under the aegis of the combined company.

•	The execution of this transaction will enhance the strengths of each company. The planning of the integration and management of overlapping areas needs to be a well thought out process, sensitive to all views and issues, and one that draws from and builds upon the strengths of each organization. It is our intention to maintain the headquarters of the company in Bermuda, with a significant presence in London, New York and other key geographies.

Next Steps and Timing

We and our advisors have invested a significant amount of time and resources analyzing Aspen’s publicly available information. Based on our work to date, we believe we could complete confirmatory business, financial and legal due diligence in approximately four weeks assuming appropriate availability of information, access to management and auditors and a process reflecting standard diligence procedures for a public company transaction. We will be sensitive to the confidential nature of the information in the organization, the sequencing of our work, and the participants involved. We would be pleased to provide you with a detailed due diligence plan and information request list.

In light of the significant ownership that your shareholders will have in the combined company, we are prepared for you and your advisors to perform due diligence on Endurance. CVC and GICSI have already completed a comprehensive due diligence review of Endurance. We have a full virtual data room assembled, and are prepared to provide this information as well as grant access to our management, subject to execution of a mutually satisfactory non-disclosure agreement.

We are prepared to consummate the proposed transaction under an accelerated timetable. We would work in parallel with due diligence on definitive documentation, and would expect to be in a position to enter into a definitive agreement in approximately four to six weeks with your cooperation. We would anticipate obtaining the necessary regulatory approvals expeditiously upon entering into a definitive agreement.

Endurance has retained Morgan Stanley and Jefferies as its financial advisors and Skadden, Arps, Slate, Meagher and Flom LLP as its legal advisor.

Our Board of Directors enthusiastically supports this proposal. CVC and GICSI share our enthusiasm and determination to complete the proposed transaction.

We request that this letter be shared with your Board of Directors and that it receives the Board’s prompt consideration. I am sure you can appreciate that because our proposal is a firm proposal at a significant premium with committed financing, time is of the essence. Accordingly, we request that you formally respond to this proposal as soon as possible and in any event no later than February 28, 2014. We are available to meet with you at any time to answer any questions you may have about Endurance and our proposal, including further details on our view of the compelling financial profile and value creation for our respective shareholders.

We are very focused on completing a transaction between Endurance and Aspen and are fully prepared to devote substantial resources in order to make it happen. We prefer to engage in a constructive and confidential dialogue with you regarding our proposal; however if you are not prepared to do so on a timely basis, we will consider all available alternatives to achieve a successful transaction.

We look forward to discussing this proposal with you soon and working towards a transaction that will benefit both of our companies and our respective shareholders.

Yours sincerely,

/s/ John R. Charman

John R. Charman

Chairman and Chief Executive Officer

Endurance Specialty Holdings Ltd.